Exhibit 99.1

Waterdrop Inc. Announces Second Quarter 2025 Unaudited Financial Results and a Cash Dividend

BEIJING, September 4, 2025 - Waterdrop Inc. ("Waterdrop", the "Company" or "we") (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the three and six months ended June 30, 2025 and a cash dividend.

Financial and Operational Highlights for the Second Quarter of 2025

•	Further improvement in profitability: In the second quarter of 2025, net profit attributable to our ordinary shareholders reached RMB140.2 million (US$19.6 million), representing a solid increase of 58.7% year-over-year. We continued to generate positive operating cash flow during the second quarter of 2025.

•	Significant growth in insurance premiums: The first-year premiums ("FYP") generated through our insurance business reached RMB3,204.3 million (US$447.3 million) during the second quarter of 2025, representing an increase of 80.2% year-over-year. Net operating revenue was RMB838.0 million (US$117.0 million), representing an increase of 23.9% year-over-year.

•	Medical crowdfunding coverage: As of June 30, 2025, around 480 million people had cumulatively donated an aggregate of RMB70.0 billion to 3.54 million patients through Waterdrop Medical Crowdfunding.

•	Patient recruitment performance: As of June 30, 2025, the Company had cumulatively enrolled 12,216 patients into 1,385 clinical trial programs through the E-Find Platform.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “We are proud to announce that we have delivered strong revenue and profit, fueled by the further integration of AI into our sales and service processes.

The insurance business delivered an exceptional quarter. Year-over-year, FYP grew by 95.0% in short-term policies and 45.4% in long-term ones. This robust growth drove significant increases in both segment revenue and operating profit, expanding the operating margin by 2 percentage points. These results underscore the effectiveness of our strategic focus on enhanced user acquisition, accelerated product iteration, and the implementation of AI-enhanced services.

Our "Waterdrop Guardian" AI Application Suite constantly evolves, either interacting directly with end users or empowering our online consultants behind the scenes. Premiums facilitated by ‘AI Medical Insurance Expert’ climbed 155% compared to the previous quarter. ‘AI Customer Service Agent’ resolved 60% of inquiries on first contact, enhancing user experience. ‘Life Planner Copilot’ has handled 300,000 insurance product-related consultations from our online consultants, driving a double-digit productivity growth in Q2. We recently launched ‘KEYI.AI’, a real-time AI underwriting assistant for consultants, with plans to extend its availability to industry partners later this year.

On a separate note, we completed the acquisition of the remaining equity in Shenlanbao in June and anticipate further accelerating synergies.

During the second quarter, Waterdrop Medical Crowdfunding upgraded its risk assessment capabilities. A large-language-model (“LLM”) engine now scans every campaign’s content, comments and hidden clues, feeding insights into a smart matrix that tracks 15 high-risk scenarios, and refines itself to identify risks more accurately. Additionally, this quarter we partnered with Guangzhou’s Civil Affairs Bureau to launch ‘Waterdrop Co-Help’, the first project under our new designation as a government-endorsed platform that integrates social and public welfare resources.

In this quarter, E-Find Platform expanded its collaboration to 198 pharmaceutical and contract research organizations. Meanwhile, we initiated services for 114 new programs. The number of patients enrolled also reached a historic high, with 999 patients enrolled in the second quarter of 2025, representing a 34.2% year-over-year revenue growth.

With a commitment to superior shareholder returns, we are pleased to announce that our board of directors of the Company (the "Board") has recently approved an enhanced cash dividend of US$10.9 million, representing a 50% increase over the previous dividend. The Board has also authorized a fifth annual share repurchase scheme. Since the launch of our first share repurchase program in 2021, we have repurchased approximately 55.7 million ADSs for US$109.0 million as of August 31, 2025.

Looking ahead to the second half of 2025, we will strive to deliver both top-line and bottom-line growth. We believe that tech-driven innovation is the core strategy and source of business excellence, and look forward to delivering a compelling success story, as well as value to our users, partners and shareholders.”

Financial Results for the Second Quarter of 2025

Operating revenue, net

Net operating revenue for the second quarter of 2025 increased by 23.9% year-over-year to RMB838.0 million (US$117.0 million) from RMB676.2 million for the same period of 2024. On a quarter-over-quarter basis, net operating revenue increased by 11.2%.

•	Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including risk control technical service, user analytics and intelligent recommendation service, customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB738.6 million (US$103.1 million) in the second quarter of 2025, representing an increase of 28.7% year-over-year from RMB573.8 million for the second quarter of 2024, which was mainly due to the increase in technical service income. On a quarter-over-quarter basis, insurance-related income increased by 12.2%.

•	Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the “medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. For the second quarter of 2025, we generated RMB67.4 million (US$9.4 million) in service fees, representing a slight decrease of 2.7% year-over-year from RMB69.3 million for the second quarter of 2024. On a quarter-over-quarter basis, crowdfunding service fees remained stable.

•	Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. For the second quarter of 2025, our digital clinical trial solution income amounted to RMB27.7 million (US$3.9 million), representing an increase of 34.2% from RMB20.7 million in the same period of 2024. On a quarter-over-quarter basis, digital clinical trial solution income increased by 20.6%.

Operating costs and expenses

Operating costs and expenses increased by 18.7% year-over-year to RMB740.6 million (US$103.4 million) for the second quarter of 2025. On a quarter-over-quarter basis, operating costs and expenses increased by 9.3%.

•	Operating costs increased by 30.5% year over year to RMB416.5 million (US$58.1 million) for the second quarter of 2025, as compared with RMB319.1 million for the second quarter of 2024, which was primarily driven by (i) an increase of RMB73.4 million in costs of referral and service fees, (ii) an increase of RMB10.8 million in the costs for the crowdfunding consultants team, and (iii) an increase of RMB7.0 million in personnel costs. On a quarter-over-quarter basis, operating costs increased by 11.3% from RMB374.2 million, primarily due to (i) an increase of RMB25.0 million in costs of referral and service fees, and (ii) an increase of RMB7.3 million in personnel costs.

•	Sales and marketing expenses increased by 26.3% year-over-year to RMB198.8 million (US$27.7 million) for the second quarter of 2025, as compared with RMB157.4 million for the same quarter of 2024. The increase was primarily due to an increase of RMB44.3 million in marketing expenses for third-party traffic channels. On a quarter-over-quarter basis, sales and marketing expenses increased by 15.3% from RMB172.4 million, primarily due to an increase of RMB25.4 million in marketing expenses for third-party traffic channels.

•	General and administrative expenses decreased by 21.9% year-over-year to RMB73.4 million (US$10.2 million) for the second quarter of 2025, compared with RMB94.0 million for the same quarter of 2024. The year-over-year variance was due to (i) a decrease of RMB13.4 million in allowance for credit losses, and (ii) a decrease of RMB6.0 million in professional service fees. On a quarter-over-quarter basis, general and administrative expenses decreased by 2.1% from RMB74.9 million, due to our effective cost control measures.

•	Research and development expenses remained stable at RMB51.9 million (US$7.3 million) for the second quarter of 2025, maintaining nearly the same level as RMB53.3 million for the same period of 2024. On a quarter-over-quarter basis, research and development expenses decreased by 7.6% from RMB56.2 million. The decrease was primarily due to a decrease of RMB3.8 million in personnel costs and share-based compensation expenses.

Operating profit for the second quarter of 2025 was RMB97.3 million (US$13.6 million), as compared with RMB52.4 million for the second quarter of 2024 and RMB75.9 million for the first quarter of 2025.

Interest income for the second quarter of 2025 was RMB29.5 million (US$4.1 million), as compared with RMB37.5 million for the second quarter of 2024 and RMB33.8 million for the first quarter of 2025, which was mainly due to the decrease of cash position.

Income tax benefit for the second quarter of 2025 was RMB2.9 million (US$0.4 million), as compared with income tax expense of RMB7.0 million for the second quarter of 2024 and RMB13.3 million for the first quarter of 2025.

Net profit attributable to the Company’s ordinary shareholders for the second quarter of 2025 was RMB140.2 million (US$19.6 million), as compared with RMB88.3 million for the same period of 2024, and RMB108.2 million for the first quarter of 2025.

Adjusted net profit attributable to the Company’s ordinary shareholders (non-GAAP1) for the second quarter of 2025 was RMB151.6 million (US$21.2 million), as compared with RMB108.7 million for the same period of 2024, and RMB130.0 million for the first quarter of 2025.

Cash position2

As of June 30, 2025, cash position of the Company was RMB3,406.7 million (US$475.6 million), as compared with RMB3,670.3 million as of December 31, 2024.

Share Repurchase Programs

Pursuant to the share repurchase programs launched in September 2021, September 2022, September 2023 and September 2024, respectively, we had cumulatively repurchased approximately 55.7 million ADSs from the open market with cash for a total consideration of approximately US$109.0 million as of August 31, 2025.

Our Board has approved a new share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depository shares with an aggregate value of up to US$50 million during the 12-month period through September 9, 2026. The Company expects to fund the repurchase from its existing cash balance. The Company's proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the requirements of the Securities and Exchange Commission Rule 10b-18 and/or Rule 10b5-1. The Board will review the share repurchase program periodically, and may authorize adjustment to its terms and size or suspend or discontinue the program.

Cash Dividend

The Board has approved a cash dividend of US$0.03 per ADS or US$0.003 per ordinary share, for a total amount of approximately US$10.9 million, to shareholders of record as of the close of business on October 10, 2025. The payment date is expected to be on or around November 4, 2025, for holders of ordinary shares and on or around November 7, 2025, for holders of ADSs.

Supplemental Information

We organize and report our business in the following operating segments:

• Insurance, which mainly includes insurance brokerage service and technical service;

• Crowdfunding, which mainly includes crowdfunding service; and

• Others, which do not individually or in the aggregate meet the quantitative and qualitative thresholds to be individually reportable and are aggregated.

The table below sets forth the segment operating results, with three-month and six-month ended June 30, 2024 retrospectively adjusted to conform to this presentation.

1	See the sections entitled “Non-GAAP Financial Measure” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

2	Cash position includes cash and cash equivalents, short-term investments, and long-term debt investments included in long-term investments.

	For the Three Months Ended			For the Six Months Ended

	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net
Insurance	573,832	657,988	738,561	103,099	1,180,609	1,396,549	194,951
Crowdfunding	69,323	67,131	67,419	9,411	136,673	134,550	18,782
Others	33,001	28,575	31,979	4,465	63,574	60,554	8,453
Total consolidated operating revenue, net	676,156	753,694	837,959	116,975	1,380,856	1,591,653	222,186
Operating costs and expenses
Insurance	(450,877)	(506,575)	(567,642)	(79,239)	(928,491)	(1,074,217)	(149,955)
Crowdfunding	(92,259)	(97,299)	(99,519)	(13,892)	(191,846)	(196,818)	(27,475)
Others	(60,451)	(54,000)	(58,620)	(8,183)	(122,456)	(112,620)	(15,721)
Operating profit/(loss)
Insurance	122,955	151,413	170,919	23,860	252,118	322,332	44,996
Crowdfunding	(22,936)	(30,168)	(32,100)	(4,481)	(55,173)	(62,268)	(8,693)
Others	(27,450)	(25,425)	(26,641)	(3,718)	(58,882)	(52,066)	(7,268)
Total segment operating profit	72,569	95,820	112,178	15,661	138,063	207,998	29,035
Unallocated items*	(20,205)	(19,927)	(14,842)	(2,072)	(39,335)	(34,769)	(4,854)
Total consolidated operating profit	52,364	75,893	97,336	13,589	98,728	173,229	24,181
Total other income	38,366	41,690	40,032	5,589	81,147	81,722	11,408
Consolidated profit before income tax	90,730	117,583	137,368	19,178	179,875	254,951	35,589

*	The share-based compensation represents unallocated items in the segment information because our management does not consider this as part of the segment operating performance measure.

Recent Development

In order to strengthen synergies between the Group and Shenlanbao, the Group entered into a new share purchase agreement with all non-controlling shareholders of Shenlanbao to acquire all remaining equity interests in Shenlanbao. All of the closing conditions included in the new agreement had been met as of June 30, 2025, and since then, Shenlanbao has been 100% owned by the Group. The transaction was treated as an equity transaction and the difference between the consideration paid and the carrying amount of the previously recorded redeemable non-controlling interest was recognized in equity.

With full ownership, the Group can drive stronger strategic synergy. This acquisition also enables us to strengthen our service differentiation and extend technology deployment. By leveraging the Group's industry insights while preserving Shenlanbao's operational independence, we will unlock new growth opportunities for the enlarged entity.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD" or "US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit attributable to our ordinary shareholders, in evaluating the Company's operating results and for financial and operational decision-making purposes. Adjusted net profit attributable to our ordinary shareholders represents net profit attributable to our ordinary shareholders excluding share-based compensation expense attributable to our ordinary shareholders and foreign currency exchange gain or losses. Such adjustments have no impact on income tax.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company's historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit attributable to our ordinary shareholders presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measure, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop's mission, goals and strategies; Waterdrop's future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop's expectations regarding demand for and market acceptance of our products and services; Waterdrop's expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop's filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop's management team will hold a conference call on September 4, 2025 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	0088782
English Interpretation Line (Listen-only Mode) Entry Number:	7013962

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call through September 11, 2025 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Chinese Line Access Code:	4409082
English Interpretation Line Access Code:	3334217

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	986,323	722,006	100,788
Restricted cash	520,588	637,817	89,036
Short-term investments	1,612,619	942,293	131,539
Accounts receivable, net	716,206	838,571	117,060
Current contract assets	619,436	679,254	94,820
Amount due from related parties	257	315	44
Prepaid expense and other assets	182,641	202,457	28,263
Total current assets	4,638,070	4,022,713	561,550
Non-current assets
Non-current contract assets	153,749	195,902	27,347
Property, equipment and software, net	240,024	246,610	34,425
Intangible assets, net	153,011	152,946	21,350
Long-term investments	1,114,160	1,786,589	249,398
Right of use assets, net	46,872	17,185	2,399
Deferred tax assets	27,028	20,332	2,838
Goodwill	80,751	80,751	11,272
Total non-current assets	1,815,595	2,500,315	349,029
Total assets	6,453,665	6,523,028	910,579

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Amount due to related parties	10,616	9,834	1,373
Insurance premium payables	537,344	608,994	85,012
Accrued expenses and other current liabilities	704,035	724,189	101,093
Short-term loans	198,373	63,000	8,794
Current lease liabilities	34,573	11,866	1,656
Total current liabilities	1,484,941	1,417,883	197,928
Non-current liabilities
Non-current lease liabilities	10,971	4,948	691
Deferred tax liabilities	84,185	87,602	12,229
Total non-current liabilities	95,156	92,550	12,920
Total liabilities	1,580,097	1,510,433	210,848

Mezzanine Equity
Redeemable non-controlling interests	76,133	-	-

Shareholders' equity
Class A ordinary shares	112	114	16
Class B ordinary shares	27	27	4
Treasury stock	(15)	(15)	(2)
Additional paid-in capital	6,832,214	6,847,516	955,876
Accumulated other comprehensive income	159,550	111,052	15,502
Accumulated deficit	(2,194,453)	(1,946,099)	(271,665)
Total shareholders' equity	4,797,435	5,012,595	699,731
Total liabilities, mezzanine equity and shareholders' equity	6,453,665	6,523,028	910,579

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	676,156	753,694	837,959	116,975	1,380,856	1,591,653	222,186
Operating costs and expenses(i)
Operating costs	(319,101)	(374,218)	(416,493)	(58,140)	(650,344)	(790,711)	(110,379)
Sales and marketing expenses	(157,413)	(172,396)	(198,785)	(27,749)	(339,559)	(371,181)	(51,815)
General and administrative expenses	(93,978)	(74,943)	(73,400)	(10,246)	(182,939)	(148,343)	(20,708)
Research and development expenses	(53,300)	(56,244)	(51,945)	(7,251)	(109,286)	(108,189)	(15,103)
Total operating costs and expenses	(623,792)	(677,801)	(740,623)	(103,386)	(1,282,128)	(1,418,424)	(198,005)
Operating profit	52,364	75,893	97,336	13,589	98,728	173,229	24,181
Other income
Interest income	37,510	33,814	29,534	4,123	77,314	63,348	8,843
Foreign currency exchange (loss)/gain	(444)	(2,103)	2,656	371	1,070	553	77
Others, net	1,300	9,979	7,842	1,095	2,763	17,821	2,488
Profit before income tax	90,730	117,583	137,368	19,178	179,875	254,951	35,589
Income tax (expense)/benefit	(7,026)	(13,328)	2,852	398	(15,614)	(10,476)	(1,462)
Net profit	83,704	104,255	140,220	19,576	164,261	244,475	34,127
Net (loss)/profit attributable to mezzanine equity classified as non-controlling interests shareholders	(4,586)	(3,940)	61	9	(4,661)	(3,879)	(541)
Net profit attributable to ordinary shareholders	88,290	108,195	140,159	19,567	168,922	248,354	34,668
Other comprehensive income:
Foreign currency translation adjustment, net of tax	13,497	(14,056)	(33,283)	(4,646)	38,640	(47,339)	(6,608)
Unrealized gain/(loss) on available for sale investments, net of tax	-	17,612	(18,771)	(2,620)	-	(1,159)	(162)
Total comprehensive income	97,201	107,811	88,166	12,310	202,901	195,977	27,357
Total comprehensive (loss)/profit attributable to mezzanine equity classified as non-controlling interests shareholders	(4,586)	(3,940)	61	9	(4,661)	(3,879)	(541)
Total comprehensive income attributable to ordinary shareholders	101,787	111,751	88,105	12,301	207,562	199,856	27,898
Weighted average number of ordinary shares used in computing net profit per share
Basic	3,660,589,600	3,620,380,862	3,608,253,358	3,608,253,358	3,678,604,386	3,614,283,609	3,614,283,609
Diluted	3,734,346,444	3,711,999,000	3,711,084,352	3,711,084,352	3,745,404,276	3,711,508,175	3,711,508,175
Net profit per share attributable to ordinary shareholders
Basic	0.02	0.03	0.04	0.01	0.05	0.07	0.01
Diluted	0.02	0.03	0.04	0.01	0.05	0.07	0.01

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	USD
Sales and marketing expenses	(1,320)	(1,899)	(1,949)	(272)	(3,140)	(3,848)	(537)
General and administrative expenses	(16,285)	(15,527)	(11,899)	(1,661)	(30,612)	(27,426)	(3,829)
Research and development expenses	(2,600)	(2,501)	(994)	(139)	(5,583)	(3,495)	(488)
Total	(20,205)	(19,927)	(14,842)	(2,072)	(39,335)	(34,769)	(4,854)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net profit attributable to the Company’s ordinary shareholders	88,290	108,195	140,159	19,567	168,922	248,354	34,668
Add:
Share-based compensation expense attributable to the Company’s ordinary shareholders	20,015	19,750	14,144	1,974	39,274	33,894	4,731
Foreign currency exchange loss/ (gain)	444	2,103	(2,656)	(371)	(1,070)	(553)	(77)
Adjusted net profit attributable to the Company’s ordinary shareholders	108,749	130,048	151,647	21,170	207,126	281,695	39,322